Exhibit 99.1

Ballard Power Systems Inc. News Release

Ballard Announces Chief Technology Officer Change

For Immediate Release – January 22, 2004

Vancouver, Canada - Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) today announced, by mutual agreement, that Fred Vasconcelos, Chief Technology Officer, is leaving Ballard to pursue other professional interests.

Until a successor is named, the responsibilities of the Chief Technology Officer will be shared by three members of Ballard’s management team. Dr. Charles Stone, who leads Ballard’s research and development activities, will take on added responsibility for technology planning. Dr. Fred Flett will continue to be responsible for electric drive and power conversion product development, and Mr. Jim Sturek will assume responsibility for all fuel cell product development activities in Vancouver and Nabern. Each of them will report directly to Mr. Dennis Campbell, President and Chief Executive Officer.

“We appreciate the many contributions that Fred has made to Ballard during his tenure and wish him well in his future endeavours,” said Dennis Campbell, Ballard’s President and Chief Executive Officer. “We are confident that the experience and capabilities of our interim leadership team will provide a seamless transition.”

An executive search has been initiated for a new Chief Technology Officer.

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.  When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

Ballard Power Systems is recognized as the world leader in developing, manufacturing and marketing zero-emission proton exchange membrane fuel cells. Ballard is commercializing fuel cell engines for transportation applications and fuel cell systems for portable and stationary products. Ballard is also commercializing electric drives for fuel cell and other electric vehicles and power conversion products, and is a Tier 1 automotive supplier of friction materials for power train components. Ballard’s proprietary technology is enabling automobile, bus, electrical equipment, portable power and stationary product manufacturers to develop environmentally clean products for sale. Ballard is partnering with strong, world-leading companies, including DaimlerChrysler, Ford, EBARA, ALSTOM and FirstEnergy, to commercialize Ballard® fuel cells. Ballard has supplied fuel cells to Honda, MGE UPS SYSTEMS, Mitsubishi, Nissan, and Volkswagen, among others.

Ballard, the Ballard logo and Power to Change the World are registered trademarks of Ballard Power Systems Inc.

For investor information, please contact: Michael Rosenberg t) 604.412.3195 f) 604.412.3100 investors@ballard.com	For media information, please contact: Debby Harris t) 604.412.4740 f) 604.412.3100 media@ballard.com	For product information, please contact: Marketing Department t) 604.453.3520 f) 604.412.3100 marketing@ballard.com	Ballard Power Systems Inc. 4343 North Fraser Way Burnaby, British Columbia Canada V5J 5J9 t) 604.454.0900 f) 604.412.4700 www.ballard.com